JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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July 12, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Elaine Wolff, Esq.
Branch Chief

Re:        Bluesky Systems, Corp.
Form 10-SB, filed April 4, 2007
Amendment No. 1, filed July 12, 2007
File Number:  000-52548

Gentlemen:

Thank you for your comment letter dated May 1, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 1 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
We note that in addition to having control of you, Duane Bennett and Karol Kapinos also control Axiom III and Moixa III.  Both noted companies appear to have the same business plan as you and operate within the same city.  Please revise the appropriate section to discuss the risk associated with their control of companies that engage in the same line of business within the same geographic area.  Address how all conflicts would be settled regarding opportunities of which Mr. Bennett become aware.  We are aware of the disclosure in risk factor 10, however, as currently written, it does not provide enough specificity.

Response 1:
We revised risk factor 10 by inserting the following language “Duane Bennett and Karol Kapinos are large shareholders in our company, in addition these individuals are also involved with Axiom III and Moixa III.  Axiom III is a publicly held company with a very similar business plan to our own.  Information about this company can be found in the Edgar filing system.  Moixa III is a privately held company, however it is currently in the process of registering its stock for public sale.  Moixa III also has a very similar business plan to our own.  Further information on Moixa III can be found in the Edgar filing system.  These two companies also compete in our market area and own properties of a similar nature in the same vicinity as ours.  Since our shareholders and management have an interest in Axiom III and Moixa III and given the similarities between all three companies there is an inherent conflict of interest between our company, Moixa III and Axiom III.  We have taken steps to minimize these risks through our property selection procedures discussed in detail below and the companies have different presidents and management, however we cannot guarantee that these steps will be effective in minimizing possible conflicts of interest.”

2.
In connection with the preceding comment, please revise to discuss the business purpose of incorporating three separate public entities for properties that are within three miles of each other.  Also, clarify if you and the other two companies share similar shareholders.

Additionally, based on the disclosure in your MD&A and Liquidity and Capital Resources sections, it is not clear what benefit you would derive by becoming a public company and subjecting yourself to the reporting requirements of the Securities Exchange Act of 1934.  Please revise to explain to investors the purpose of this filing.

Response 2:
Pursuant to your request, two paragraphs were added to the Introduction section of Part I, Item 1, Description of Business to discuss the purpose of incorporating three separate public entities for properties that are within miles of each other and to clarify that all three companies have shareholders in common.

Additionally, we added a sentence to the end of the last paragraph of the Introduction section to explain to investors the purpose of this filing and the benefits of becoming a public company.

3.
From filings made in 2004, we note that Duane Bennett and Karol Kapinos were also related parties to both ABC Realty and Xenicent, Inc.  We further note that from filed documents that both companies were conducting real estate type businesses.  While under Mr. Bennett’s control, both companies in August and September of 2004 issued over 90% of their outstanding shares to two Chinese companies.  ABC Realty was renamed China Education Alliance and Xenicent was renamed Pingchuan Pharmaceutical (now named Shandong Zhouyuan Seed and Nursery Co.) as a result of the two share issuances.  The control persons received a total of approximately $800,000 as a result of the ABC Realty and Xenicent transactions.  This recent history indicates that there is a possibility that you may take a similar path.  Please advise us of such possibilities.

Response 3:	We currently have no plans to sell this company.

4.
In connection with the preceding comment, please revise the appropriate section(s) to discuss the recent transactions noted in comment three.  Discuss the timing and financial aspects of the deal.  Also, revise to discuss the motivations behind such transactions.

Response 4:
We added the following language to Item 5 to more clearly disclose Mr. Bennett’s experience and track record and to ensure that potential investors are aware that Xenicent and ABC Realty were reorganized and Mr. Bennett may have benefitted from those reorganizations:

On September 15, 2004, ABC Realty, Inc. entered into a Plan of Exchange with a Chinese company named Harbin Zhong He Li Da Jiao Yu Ke Ji You Xian Gong Si.  Pursuant to that plan of exchange the shareholders of the Chinese company exchanged 100% of their outstanding shares in exchange for a 95% interest in ABC Realty, Inc.  In addition, C&C Properties, Inc. (a company controlled by Mr. Bennett) received an aggregate payment of $400,000 in cash and promissory notes and retained 1,000,000 shares of the common stock of ABC Realty, Inc. as payment for surrendering the shares.

On June 22, 2004, Xenicent entered into a Plan of Exchange with a Chinese company named Heilongjiang Pingchuan Yi Liao Qi Xie You Xian Gong Xi.  Pursuant to that plan of exchange the shareholders of the Chinese company exchanged 100% of their outstanding shares for a 99% interest in Xenicent.  Mr. Bennett and the other founding principals of Xenicent received a payment of $400,000 in cash and notes as payment for surrendering their shares in Xenicent.

Item 1. Description of Business, page 1

5.
We note the disclosure that you own 100% of the common stock in School Street 2nd Corp, which in turn owns property in central downtown Chicopee, Massachusetts.  Please revise to clarify if your subsidiary owns 100% of the property.

Response 5:
As requested, we revised the text to clarify that our subsidiary, School Street 2nd Corp., owns 100% of the property, a two-story apartment house located at 192 School Street in Chicopee, Massachusetts.

6.
We note the disclosure in the fourth paragraph on page four that “consistent with this national overview, recent local developments have brought improvements to the local economy.”  Please advise of the “national overview” you are referring to substantiate the noted disclosure.

Response 6:	We removed the reference "consistent with this national overview" from the paragraph.

7.	Please revise to disclose the relevance of the disclosure concerning the number of multi-family units in fiscal 1998.

Response 7:	In order to make the disclosure more relevant, we updated this paragraph to include statistics on multi-family units in fiscal 2006.

Our Plan to Acquire Other Rental Properties, page 4

8.
On page three, you disclose that you plan to make a “limited improvements” to property you acquire.  On page four, you disclose that you plan to expand your operations through acquisition and improvement of real estate.  Here, or in an appropriate location, please revise to discuss the “limited improvements” you intend to make as it would indicate the condition of the properties you would acquire.

Response 8:
All instances in the document where future improvements are referenced were changed to reflect that the improvements would be made on a case-by-case basis as the need arises and if it is deemed by management to be commercially reasonable.  The wording "(on a case by case basis, if commercial reasonable)" was added to the text referencing future improvements.

9.
You disclose in the last paragraph on page four that you plan to acquire properties and resell such properties to fund your operations, all within the next 12 months.  Please revise to clearly disclose your business plan as it relates to the purchase and sale of property.

Response 9:
As requested, we revised the text of the last paragraph under Our Plan to Acquire Other Rental Properties to indicate that we plan to acquire additional properties in the next 18 months and to utilize the rental proceeds from such properties to fund our operating costs over that time.  We do not presently plan to resell any additional properties purchased.

Property Location Procedures, page 5

10.	Please revise to identify the companies or sources from which you plan to obtain reports and surveys in order to conduct your business plan.

Response 10:	The text was revised to identify the sources from which we plan to obtain reports and data in order to conduct our business plan.

11.
Considering the current financial condition of the company, it would appear that the cost associated with your operations is material to investors.  Please revise to discuss the cost associated with obtaining the information you would need to evaluate the real estate market.

Response 11:
We revised the second to the last paragraph of this section to disclose that most of the information that we would need to evaluate the real estate market is available free of charge from sources such as the Pioneer Valley Planning Commission, Western Massachusetts Economic Development Council, Massachusetts Alliance for Economic Development, and University of Massachusetts Donahue Institute's Economic and Public Policy Research unit.

12.
Please revise this document to explain terms that may have multiple interpretations so that ordinary reasonable investors can understand your plans.  For instance, you disclose that favorable data would consist of an “increase” in median income levels and industrial activity.  Define your use of the term “increase” so that investors can better understand your evaluation process.  Does an increase need to be at a certain percentage?  Also, please revise to explain what you consider “overcrowding” and “low” and “high” crime rates.

Response 12:
Terms that may have multiple interpretations were removed from the text and replaced with wording that will allow ordinary reasonable investors to more easily understand our plans and the criteria we use to locate properties to be acquired.

13.
You disclose in the first paragraph on page six that you will perform “detailed market and financial analysis” for all properties you will attempt to acquire.  Please revise to identify the party that will conduct such analysis as you currently have no employees.

Response 13:	The paragraph has been revised to identify that our president will conduct an analysis of each property being reviewed for purchase.

14.
Under the sub caption “purchase procedures,” please revise to explain the benefit of evaluating all properties, including those not listed as for sale, instead of focusing on only properties on the market.

Response 14:
A footnote was added to that section to explain that we plan to evaluate properties not listed for sale because of the potential benefit of acquiring a property in a particular location at a lower cost by not having to pay realtor commissions or other costs and fees associated with purchasing properties only listed for sale with realtors.

Our Financing Procedures, page 7

15.	Please revise to discuss any understanding you have with “local banks” to lend you money to purchase your targets and whether you have any funding sources in place.

Response 15:	As requested, we revised the section by adding a sentence at the end of the first paragraph to disclose that we currently have no arrangements with local banks or any funding sources in place.

16.	Please revise to clarify the interest rate parameters under which you would borrow. For instance, if the average rate is six percent, would you acquire a loan even if it was significantly higher?

Response 16:	A paragraph was added to the section to clarify the interest rate parameters under which we would borrow.

17.	Please revise to discuss how you would finance the down payments for properties you acquire.

Response 17:	Pursuant to your request, we added a paragraph to discuss how we would finance down payments for properties we acquire.

18.	Please revise to discuss the current credit status of the company or any guarantors as it is material to investors understanding of your ability to acquire loans.

Response 18:	The section was revised to include a paragraph discussing the current credit status of our company or any guarantors.

19.	Please revise to clarify whether Mr. Bennett is guaranteeing loans for Axiom III and Moixa III.

Response 19:	The first paragraph of the section was revised to add text to clarify that Mr. Bennett has guaranteed loans for Axiom III and Moixa III as well as for our company.

Competitive Business and Conditions, page 8

20.	It is not clear how the listed national homebuilders on page eight are your competitors. Please revise to clarify if they are the builders currently operating in your geographic target area.

Response 20:	The text was modified to clarify that, of the builders listed, only Pulte Homes operates in Massachusetts and all other builders operate in various states on the East Coast and throughout the country.

Risk Factors, page 9

21.
As they are currently written, many of your risk factor subheadings disclose facts but do not highlight the harm that would occur should the noted facts materialize.  Please revise to discuss the harm associated with each risk factor.  For guidance on risk factor drafting, please refer to http://www.sec.gov/interps/legal/cfslb7a.htm

Response 21:	As requested, we have revised the risk factors to discuss the harm that would occur should the noted facts materialize.

Item 2. Management’s Discussion and Analysis of Financial Condition, page 11

Results of Operations, page 11

22.	If you currently have consulting agreements for the services you issued shares to compensate, as disclosed on page 12, please file such agreement(s) as exhibit(s) to this registration statement.

Response 22:
Our consulting agreement for general management consulting and advisory services, as disclosed in this section, was filed with our initial Form 10-SB submission on April 4, 2007.  All other consulting agreements were oral.

23.	Please revise to discuss the reason(s) behind the increase in revenues between the two fiscal years disclosed.

Response 23:	A sentenced was added to the end of first paragraph under Revenue to discuss the reason for the increase in revenue from 2005 to 2006.

24.
We note that some of your non-cash expenses were used towards the “identification and securing of agreements with prospective officers, directors, consultants, and employees.”  Please revise to discuss this aspect of your current operations.  Considering the size of your business, the addition of any officer, director, consultant or employee would be material to your operations.

Response 24:	We removed the reference to "identification and securing of agreements with prospective officers, directors, consultants, and employees," which was mistakenly included in our initial filing.

25.	Please revise to quantify your operating expenses other than the non-cash expenses. For instance, you disclose that you incurred repair and maintenance expenses. Those expenses should be quantified.

Response 25:	A sentence was added to the end of the third paragraph under Expenses to quantify operating expenses other than non-cash expenses for 2006 compared to 2005.

26.	We note your statement that you believe you can offset inflationary increases by “increasing sales.” Please revise to explain the nature of the sales to which you refer.

Response 26:	To provide greater clarity, we replaced the word "sales" with "rents charged to our tenants."

Liquidity and Capital Resources, page 13

27.	Please revise to discuss the “business expenses paid by [your] director”.

Response 27:	The reference to "business expenses paid by our director" in the first paragraph of this section was removed.

28.	We note that in 2005, $96,014 was used in investing activities, which were primarily improvements to your property. Please revise to discuss the source of those invested funds.

Response 28:	The second paragraph of this section was revised to include a final sentence that discloses that the source of the invested funds was from the refinancing of the mortgage.

29.	Please revise to discuss the financing activities that yielded ($2,678) and 110,483 for the fiscal years 2006 and 2005.

Response 29:	We revised the third paragraph of this section to discuss the financing activities that yielded ($2,678) and $110,483 for the fiscal years 2006 and 2005.

30.	Please revise to disclose your cash on hand as of a more current date.

Response 30:	As requested, we revised the disclosure to indicate our cash on hand as of May 31, 2007.

31.
Towards the bottom of page 13, we note the disclosure that “modifications to [your] business plan or additional property acquisitions may require additional capital for [you] to operate.”  Please revise to clarify if there are situations where the acquisition of additional properties would not require additional capital for you to operate.

Response 31:
A sentence was added to the end of paragraph 8 of the Liquidity and Capital Resources section for the years ended December 31, 2006 and 2005 to clarify that there are situations where the acquisition of additional properties would not require additional capital for us to operate, such as the purchase of property with our stock.

32.	We note from Note H to your financial statement that you plan to file an SB-2 registration statement. Please revise to discuss your plans for raising capital.

Response 32:	Note H was modified to indicate that the company planned to file a Form 10-SB, non-capital raising registration statement, not and SB-2 Registration Statement.

33.
As you are not offering securities through this registration statement, please revise to explain your reference to the “offering expenses of $30,000 in connection with this offering have already been paid.”  Disclose the source of the $30,000.

Response 33:
The reference to "offering expenses of $30,000 in connection with this offering have already been paid" was a typographical error and should not have been included.  The sentence that included this reference was deleted.

34.
Based on your current financial condition, it would appear that additional capital is needed for most of the scenarios that you propose.  In the event you will continue to accumulate a deficit and are not able to raise additional proceeds, please revise to discuss your business plan going forward.  Clarify if you will cease operations if operations are no longer viable.

Response 34:
The eighth paragraph under the Liquidity and Capital Resources section for the years ended 2006 and 2005, has been amended as suggested.  The paragraph now discusses our business plan going forward in the event that we are unable to raise additional capital and to clarify if we will cease operations if operations are no longer viable.

Item 3. Description of Property, page 14

35.	Please revise to explain what you consider “favorable terms of financing.”

Response 35:	As requested, we revised the Investment Policies paragraph of this section to explain that we consider "favorable terms of financing" to be competitive interest rates and loan to equity ratios.

36.	We note the disclosure that the “company is of the opinion that the building is adequately covered by insurance.” Please revise to attribute that opinion to management, if true.

Response 36:	The text has been revised to indicate that it is management's opinion that the building is adequately covered by insurance.

37.	Please revise to discuss the lease terms of the unit that remains leased. In that regard, please revise to provide the disclosure requested by Item 102(c)(7)(v) of Regulation S-B.

Response 37:
We revised the second and third paragraphs under subsection Description of Real Estate and Operating Data to disclose the information on lease expirations required by Item 102(c)(7)(v) of Regulation S-B.

38.	Please revise to provide the disclosure requested by Item 102(c)(7)(vii) of Regulation S-B or advise why such disclosure is not needed.

Response 38:
A paragraph was added before the final paragraph in subsection Description of Real Estate and Operating Data in order to provide the disclosure required by Item 102(c)(7)(vii) on realty tax rate, annual realty taxes and estimated taxes on proposed improvements.

39.
Please revise to discuss the property management agreement with Lessard Property Management referenced on page 22 as having been assigned to you as well as the nature of the services provided by each of the five shareholders referenced on page 23 in connection with the maintenance and security for the property and the coordination of property management services and identification of rental properties.

Response 39:
As requested, we revised the Description of Real Estate and Operating Data section under Item 3, Description of Property to discuss the property management agreement with Lessard Property Management that was assigned to us by Duane Bennett.  In addition, we added three paragraphs to this section to discuss the nature of services provided by each of the four shareholders referenced on page 23 in connection with the maintenance and security for the property and identification of rental properties.  We removed the reference to "assistance with identifying and coordinating property management services" from the fourth paragraph under Part II, Item 4, Recent Sales of Unregistered Securities as it was included in error in our original filing.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

40.	Please revise to disclose the natural person that controls the voting of the shares held by A-Z Consulting, Inc,

Response 40:	We revised Note 4 of this section to disclose the natural persons that control the voting of the shares held by A-Z Consulting, Inc.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 17

41.	Please review Item 401 of Regulation S-B and revise the biography of Karol Kapinos to discuss his business experiences within the last five years.

Response 41:	The biography of Karol Kapinos was modified to discuss his business experiences with the last five years, as required in Item 401 of Regulation S-B.

42.	In connection with comments one and three above, please revise to provide a full description of Mr. Bennett’s transactional and business experience within the last five years.

Response 42:	The text has been revised to provide a description of Mr. Bennett's experience within the last five years.

43.
We note the disclosure under the subheading “promoters and control persons” that Duane Bennett “may be considered” a “control person.”  It is not clear how he would not be deemed a control person.  Please revise to clearly disclose if he is a control person.

Response 43:	We have modified the disclosure under the subheading "promoters and control persons" to clearly indicate that Duane Bennett is a "control person."

Item 7. Certain Relationships and Related Transactions, page 19

44.
Item 404(c) of Regulation S-B requires that you identify promoters and discuss all transactions involving such persons.  Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure.  In this connection, please include the amount at which assets were acquired and the principle followed in determining such amount.

Response 44:	We have not engaged any promoters; therefore, no disclosure is required at this time.

45.	On page 19, we note that there is a “proposed 504 offering in Pennsylvania.” Please revise the appropriate section to elaborate on the noted proposed offering.

Response 45:	The word "proposed" was removed from the text to make it clear that a 504 offering in Pennsylvania was done.

Part II

Item 1. Related Stockholder Matters, page 20

46.	Please revise the disclosure under the caption “share eligible for future sale” to quantify the shares that may be resold pursuant to Rule 144.

Response 46:	The disclosure was revised to indicate that approximately 3,450,000 shares of our common stock are eligible for future sale pursuant to Rule 144.

Item 4. Recent Sales of Unregistered Securities, page 22

47.
Please reconcile the disclosure that you issued 12,500,000 shares in exchange for $1,000 cash with your disclosure on page 19 that such shares were issued in exchange for 100% of the ownership of School Street 2nd Corporation.

Response 47:
The disparate information provided in Part I, Item 7 Certain Relationships and Related Transactions and Part II, Item 4 Recent Sales of Unregistered Securities regarding the 12,500,000 shares issued to Northeast Nominee Trust was due to typographical error.  The disclosure in Item 7 was revised to indicate that 2,500,000 shares were issued to Northeast Nominee Trust in exchange for 100% ownership of School Street 2nd Corporation and Item 4 now discloses that 10,000,000 shares were issued to Northeast Nominee Trust in exchange for $1,000 cash.

48.	Please revise to disclose the price for the securities issued on March 20, 2005.

Response 48:	The three paragraphs related to shares issued on March 20, 2005 were revised to disclose the price of the securities.

49.
We note that you issued shares in reliance of Section 4(2) of the Securities Act of 1933.  In each instance, you describe the recipients of the shares as sophisticated.  Please revise to provide the basis for the determination that such investors were sophisticated within the meaning of Section 4(2).

Response 49:

50.
For the securities issued on November 6, 2006, you disclose that they were for advice regarding real estate in North Carolina.  Please revise your description of business disclosure to discuss your business plan as it relates to real estate in North Carolina.

Response 50:
We added a sentence at the end of the first paragraph under the subsection entitled "Our Plan To Acquire Other Rental Properties" of the Description of Business section to disclose that in the future we may explore the possibility of acquiring real estate in North Carolina.

51.
We note that you issued shares to several individuals for business plan advice and various analysis of the real estate market.  We note that the same individuals have also provided similar services to Axiom III and Moixa III.  Considering your management is privy to the information obtained by Axiom III and Moixa III, please revise to clarify if the noted individuals received payment from three companies for providing the same information three times.

Response 51:
Although the same individuals have provided similar services for Axiom III and Moixa III, the information provided was specific to each company.  These individuals did not receive payment from three companies for proving the same information three times.  Accordingly, we revised the relevant text to disclose that the shares issued to these individuals were for services rendered specifically for our company.

Financial Statements and Notes

General

52.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Response 52:
We updated our financial information by adding the financial statements and related management's discussion and analysis for the period ended March 31, 2007, as required by Item 310(g) of Regulation S-B.

Consolidated Statement of Operations, page 27

53.	Tell us how you complied with paragraph 6 of SFAS 128 in determining whether to present earnings per share information in your financial statements.

Response 53:	The Consolidated Statement of Operations for the years ended December 31, 2006 and 2005 was updated to present earnings per share, in compliance with paragraph 6 of SFAS 128.

54.
We note that for each fiscal year that you have incurred bad debt expanse that it approximates half of your revenue.  Please tell us how you considered the collectibility of rents receivable in determining whether to recognize rental income from lessees.

Response 54:
Bad debt expense was 9% of our revenue, not half of our revenue as stated in your comment.  In addition, our rent receivables is only 4% of our revenue.  This represents one week's worth of revenue that was collected subsequent to year end.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello